UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Brainstorm Cell Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.00005 par value per share

(Title of Class of Securities)

10501E201

(CUSIP Number)

Christopher Sheaffer, Esq.

Jared Kelly, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 10501E201

1.	NAMES OF REPORTING PERSONS Abbhi Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,367,751*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,367,751*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,367,751*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.03%
12.	TYPE OF REPORTING PERSON (see instructions) OO

* Includes 250,000 shares of common stock issuable upon the exercise of warrants, which are exercisable within 60 days at an exercise price of $15.00.

CUSIP No. 10501E201

1.	NAMES OF REPORTING PERSONS Sankesh Abbhi (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,367,751*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,367,751*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,367,751*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.03%
12.	TYPE OF REPORTING PERSON (see instructions) IN

* Includes 250,000 shares of common stock issuable upon the exercise of warrants, which are exercisable within 60 days at an exercise price of $15.00.

(1) As the manager of Abbhi Investments, LLC who maintains sole voting and investment power with respect to the common stock held by Abbhi Investments, LLC.

Explanatory Note

This Schedule 13G is filed to report the Reporting Persons’ beneficial ownership of 2,367,751 shares of common stock, $0.00005 par value per share of Brainstorm Cell Therapeutics Inc. (the “common stock”), which includes 250,000 shares of common stock issuable upon the exercise of warrants that are exercisable within 60 days at an exercise price of $15.00. The Reporting Persons’ current beneficial ownership of the common stock is set forth on the cover pages hereto.

Item 1.	(a)		Name of Issuer:

Brainstorm Cell Therapeutics Inc. (the “Issuer”)

	(b)		Address of Issuer’s Principal Executive Offices:

1325 Avenue of Americas, 28th Floor New York, New York 10019

Item 2.	(a) through (c):

This Schedule 13G is being filed by and on behalf of Abbhi Investments, LLC and Mr. Sankesh Abbhi (collectively, the “Reporting Persons”). Abbhi Investments, LLC is the record owner of the common stock set forth on the cover pages hereto.  Mr. Sankesh Abbhi is the manager of Abbhi Investments, LLC and maintains sole voting and investment power with respect to the common stock held by Abbhi Investments, LLC.

(a)-(c)

Name, Address and Citizenship of Reporting Persons

Reporting Person: Abbhi Investments, LLC

Address: 3119 Ponce de Leon Unit C, Coral Gables, Florida 33134

Place of Organization: Florida

Reporting Person: Mr. Sankesh Abbhi

Address: 3119 Ponce de Leon Unit C, Coral Gables, Florida 33134

Place of Residence: Florida

	(d)	Title of Class of Securities

Common Stock, $0.00005 par value per share.

	(e)	CUSIP Number

10501E201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.
Item 4.	Ownership.

Reference is made as to the Reporting Persons’ ownership hereunder to the cover pages of this Schedule 13G, which is incorporated by reference herein.  The percentages used herein are calculated based upon 26,230,839 shares of common stock outstanding as of February 14, 2020, as reported by the Issuer in its Form 10-K filed with the SEC on February 18, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2020	ABBHI INVESTMENTS, LLC

/s/ Sankesh Abbhi
	Name:	Sankesh Abbhi
	Title:	Manager

SANKESH ABBHI

/s/ Sankesh Abbhi
	Name:	Sankesh Abbhi

Exhibit Index

Exhibit 1.  Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.